FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 23 August 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

23 August 2023

Directorate Changes

On 26 July 2023, the Board of Directors of NatWest Group announced that Paul Thwaite had been appointed as the Group Chief Executive for an initial period of 12 months subject to regulatory approval.

In accordance with section 430(2B) of the Companies Act 2006 this announcement sets out the key remuneration arrangements relating to the change in the Group Chief Executive.

Paul Thwaite - key remuneration arrangements

As Group Chief Executive, Mr Thwaite will receive annualised fixed pay consisting of salary of £1,050,000, a fixed share allowance of £1,050,000 (to be delivered in NatWest Group shares and released annually on a pro-rata basis over five years from the date of award) and pension funding. Mr Thwaite is currently a member of the Group’s defined benefit pension scheme and will also be entitled to receive benefit funding as per the terms of our approved Directors’ Remuneration Policy (“the Policy”).

For the Group Chief Executive role, Mr Thwaite will also be eligible to be considered for an annual bonus up to a maximum value of 100% of salary and a Restricted Share Plan (RSP) award up to a maximum value of 150% of salary for each performance year in line with the terms of our approved Policy. The annual bonus and RSP award for 2023 in respect of his Group Chief Executive role will be pro-rated to reflect the time spent by him in the Group Chief Executive role during 2023. He will also be eligible to receive variable pay awards for his previous role as CEO of the Commercial and Institutional business.

Alison Rose - key remuneration arrangements

As previously announced, Alison Rose stepped down from the Board as Group Chief Executive with effect from 25 July 2023 and is currently serving her notice period. Ms Rose has a 12 month notice period under her service agreement. During any period of notice, Ms Rose will not be permitted to take on any new appointments with any third party in accordance with her service agreement.

Ms Rose's notice period and the payments she will continue to receive for the notice period will be reviewed on a continuing basis, having regard to the internal and external investigations relating to the account closure arrangements at Coutts and associated events (“Investigations”). No decisions have been made in respect of Ms Rose’s share awards or any other remuneration matters.

The treatment of such awards will be determined in accordance with the terms of our relevant share plan rules and policies. Decisions on these awards, along with any decisions regarding other remuneration matters, will be made taking into account the findings of the Investigations, as appropriate. As per our approved Policy, malus and clawback provisions will continue to apply to Ms Rose. Under these provisions Ms Rose’s share awards can be adjusted down where considered appropriate.

In accordance with contractual requirements, while employed under notice, she will continue to receive her fixed pay (salary of £1,155,660, fixed share allowance of £1,155,660, payable in NatWest Group shares and released annually on a pro-rata basis over five years from the date of award, and a pension allowance of 10% of salary) and contractually agreed benefits in line with the terms of our approved Policy. Details of any decisions made in respect of Ms Rose’s share awards or any other remuneration matters will be provided as and when such decisions are made.

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)
Date:	23 August 2023	By:	/s/ Dearbhla Kelly
			Name:	Dearbhla Kelly
			Title:	Assistant Secretary